SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Publication of the Judgment of Recognition and Ranking of Claims

Culiacán, Sinaloa, January 20th, 2015. – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the Company”) announced that on January 16, 2015 the Judge overseeing the Concurso Mercantil process of the Company and eleven of its subsidiaries publicly released the judgment of recognition and ranking of claims (sentencia de reconocimiento, graduación y prelación de créditos). The publication takes into consideration the definitive list of claims presented by the Conciliador, as required by the law of Concursos Mercantiles in Mexico.

The issuance of the judgment represents a key milestone in Homex’s restructuring process. The judgment allows the Company to continue negotiations it has initiated with its principal creditors and work toward presenting a proposal of “Convenio Concursal” or Concurso Reorganization Agreement. The approval by the Judge of the “Convenio Concursal” to be executed by the Company and the required majority of its stakeholders will represent the termination of the Concurso Mercantil and allow the emergence of the Company from such proceeding.

“The publication of the judgment, which we believe is the first publication of a complete judgment of recognition and ranking of claims among the Mexican homebuilders that have recently filed Concurso Mercantil, is a major step in the Concurso Mercantil process and is critical in the development and implementation of the “Convenio Concursal”. Furthermore, the Company continues the process of refining its business plan, including with the input of its professional advisors, and intends to actively work with the Conciliador to negotiate with its creditors. We would like to thank the Court, the Instituto Federal de Especialistas de Concursos Mercantiles (IFECOM)  and the Conciliador for working relentlessly to resolve numerous related issues and working through unanticipated changes in the Judges hearing this matter to achieve such an important milestone in the Homex restructuring process.  The Company is currently reviewing the judgment and may make additional public statements, or take other actions in respect of the judgment, in the future,” commented Carlos Moctezuma, Chief Financial Officer of Homex.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. public reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: January 20, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer